UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: August 31, 2010 to November 5, 2010
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total Acquires a 20% Interest in GLNG Project, Australia
EX-99.2: Total to resume exploration operations on Block CA-1, Brunei
EX-99.3: Second oil discovery on offshore Block 15-1/05, Vietnam
EX-99.4: Total Acquires Interest in the Sebuku License Offshore Kalimantan, Indonesia
EX-99.5: Total announces a new partnership with Gazprom in Bolivia
EX-99.6: New gas and condensate discovery in offshore Block B, Brunei
EX-99.7: Seventh oil discovery on deep offshore Block 15/06, Angola
EX-99.8: Total acquires an interest in CI-100 deepwater exploration licence, Cote d'Ivoire
EX-99.9: Total to change its dividend payment policy and move to quarterly dividend payments
EX-99.10: Third Quarter 2010 Results
EX-99.11: Total appoints Sonia Sikorav Chief Purchasing Officer
EX-99.12: The Total Foundation Supports France's Internat d'Excellence boarding schools
EX-99.13: Total and CPI join forces to study a coal-to-olefins petrochemical project in China

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: November 10, 2010	By:	/s/ Jérôme Schmitt
		Name:	Jérôme SCHMITT
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1	Australia: Total Acquires a 20% Interest in GLNG Project (September 09, 2010)

➢	EXHIBIT 99.2	Brunei: Total to resume exploration operations on Block CA-1 (September 22, 2010)

➢	EXHIBIT 99.3:	Vietnam: Second oil discovery on offshore Block 15-1/05 (September 30, 2010)

➢	EXHIBIT 99.4:	Indonesia: Total Acquires Interest in the Sebuku License Offshore Kalimantan (September 30, 2010)

➢	EXHIBIT 99.5:	Bolivia: Total announces a new partnership with Gazprom in Bolivia (October 12, 2010)

➢	EXHIBIT 99.6:	Brunei: new gas and condensate discovery in offshore Block B (October 13, 2010)

➢	EXHIBIT 99.7:	Angola: Seventh oil discovery on deep offshore Block 15/06 (October 19, 2010)

➢	EXHIBIT 99.8:	Côte d’Ivoire: Total acquires an interest in CI-100 deepwater exploration licence (October 22, 2010)

➢	EXHIBIT 99.9:	Total to change its dividend payment policy and move to quarterly dividend payments (October 29, 2010)

➢	EXHIBIT 99.10:	Third Quarter 2010 Results (October 29, 2010)

➢	EXHIBIT 99.11:	Total appoints Sonia Sikorav Chief Purchasing Officer (November 2, 2010)

➢	EXHIBIT 99.12:	The Total Foundation Supports France’s Internat d’Excellence boarding schools (November 2, 2010)

➢	EXHIBIT 99.13:	Total and CPI join forces to study a coal-to-olefins petrochemical project in China (November 4, 2010)